EXHIBIT 99.1

CANAGOLD RESOURCES ARRANGES $4M FINANCING

Vancouver, B.C. – September 1, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce it has arranged up to $4 million in debt and equity financing to fund the Company’s drilling activities for the remainder of 2022. Specifically, Canagold has arranged a $1.5M charity flow-through financing (the “Charity FT”) that will be priced at a premium to the current market price and determined in the context of the market upon completion of the Charity FT.

In addition to the Charity FT, Sun Valley Investments (“Sun Valley”) has provided an interim unsecured credit facility of $2.5M, bearing interest at a favourable rate of 5.5% per annum.

It is anticipated that Sun Valley, or an affiliate thereof, will participate in the Charity FT financing and as such Sun Valley or an affiliate thereof will increase its ownership in the Company to over 20%. Therefore, as required by the policies of the TSX, the Company will be calling a Special General Meeting (“SGM Meeting”) as soon as is practically possible, to approve Sun Valley’s participation in the offering and the resultant change in control arising therefrom.

The Charity FT and the anticipated change in control are subject to TSX approval and the approval of Company shareholders at the SGM Meeting, which is anticipated to be called immediately and held as soon as is reasonably practicable.

Sun Valley is an insider of the Company and the transactions contemplated herein and are therefore considered “related party transactions” for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and TSX Policies and the Company is relying upon certain exemptions from the formal valuation and disinterested shareholder approval requirements for the transactions.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

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For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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